UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 25, 2013

Commission File Number:  000-50492

LIVEREEL MEDIA CORPORATION
(Translation of registrant's name into English)

2300 Yonge Street, Suite 1710, PO Box 2408
Toronto, Ontario M4P 1E4, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K Items

1.   Form 51-102F3 -- Material Change Report

2.   Early Warning Report -- Filed Pursuant To National Instrument 62-103

3.   Press Release Required by National Instrument 62‐103 The Early Warning System and Related Take Over Bids and Insider Reporting Issues Pursuant to Acquisition of Shares of LiveReel Media Corporation

4.   Press Release regarding Livereel Enters Loan Agreement And Announces Changes To The Board And Management

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVEREEL MEDIA CORPORATION

Date: March 25, 2013	By:	/s/ Jason D. Meretsky
Jason D. Meretsky Director

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.            REPORTING ISSUER

LiveReel Media Corporation (the “Issuer”)
2300 Yonge Street, Suite 1710
P.O. Box 2408
Toronto, Ontario
M4P 1E4

Item 2.            DATE OF MATERIAL CHANGE

March 22, 2013.

Item 3.            PRESS RELEASE

A press release was issued by the Issuer on March 22, 2013 via a Canadian news wire service, a copy of which has been filed on SEDAR.

Item 4.             SUMMARY OF MATERIAL CHANGE

The Issuer appoints Henry Kneis and Michael Wekerle as directors of the Issuer and implements changes to senior management.

Item 5.            FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer announced the appointment of Henry Kneis and Michael Wekerle who join the board of directors following the resignation of Janice Barone and Diana van Vliet. The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Jason Meretsky.  Mr. Meretsky, the Company’s existing chief executive officer of the Company resigned and was replaced by Michael Wekerle.  Steve Wilson, existing chief financial officer of the Company resigned and was replaced by Henry Kneis.

Item 6.            RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

Item 7.            OMITTED INFORMATION

No information has been omitted from this material change report.

Item 8.            EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Henry Kneis, Chief Financial Officer
Telephone:                      (416) 649-5085
Facsimile                         (416) 649-5099

Item 9.            DATE OF REPORT

March 25, 2013.

EARLY WARNING REPORT
FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103

1.	Name and Address of the offeror:

Difference Capital Funding Inc. (“Difference Capital”)
130 King Street West
Suite 2950
Toronto, Ontario  M5X 1C7

2.	Name of the reporting issuer with respect to which this report is filed:

LiveReel Media Corporation (the “Company”)

3.
Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Difference Capital entered into five (5) separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company.  The purchase price paid in each case was $0.005 per share, which amount was below the closing market price on the date proceeding the trades.

This transaction is exempt from the formal take-over provisions of the Securities Act (Ontario) (the “Act”) pursuant to section 100.1(1) of the Act.

4.
The designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

Difference Capital and its affiliates beneficially owns 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully‐diluted basis.

5.	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (4) over which:

(a)	the offeror, either alone or together with any joint actors, has ownership and control;

Reference is made to Item 3.  Difference Capital has no joint actors with respect to its ownership of securities of the Company.

(b)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

Not applicable.

(c)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

6.	Name of the market in which the transaction or occurrence that gave rise to the news release took place.

Not applicable.

7.
The value of consideration, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence that gave rise to the obligation to file a news release.

The common shares were purchased from arms-length parties at a price of $0.005 per share.

8.
Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

Difference Capital purchased the common shares for investment purposes.  Difference Capital may increase or decrease its ownership interest in the Company depending on, among other factors, market conditions.  It has no present intention to change its holdings of securities of the Company.

9.
General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

The common shares were purchased from arms-length third party sellers pursuant to stock purchase agreements having terms customary for a transaction of this nature.

10.	Names of any joint actors in connection with the disclosure required by this report.

Difference Capital has no joint actors with respect to its ownership of securities of the Company.

11.
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars, of the consideration paid by the offeror.

The common shares were issued at a subscription price of $0.005 per share.

12.
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

Not applicable.

13.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance

Not applicable.

DATED at Toronto, Ontario this 22th day of March, 2013.

DIFFERENCE CAPITAL FUNDING INC.

Per	/s/ "Henry Kneis"
Henry Kneis, COO & CFO

NOT FOR DISTRIBUTION TO UNITED STATES OF AMERICA WIRE
SERVICES OR DISSEMINATION IN THE UNITED STATES OF AMERICA

Early Warning Report Issued Pursuant to National Instrument 62‐103
Acquisition of Shares of LiveReel Media Corporation

TORONTO, ONTARIO, March 22, 2013 – This press release is being disseminated as required by National Instrument 62‐103 The Early Warning System and Related Take Over Bids and Insider Reporting Issues in connection with the filing of an early warning report (the “Early Warning Report”) regarding the acquisition of LiveReel Media Corporation (OTC:LVRLF.PK) (the “Company”) securities by Difference Capital Funding Inc. (“Difference Capital”) of 130 King Street West, Suite 2950, Toronto, Ontario, M5X 1C7.

Difference Capital entered into five (5) separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company.  The purchase price paid in each case was $0.005 per share, which amount was well below the closing market price on the date proceeding the trades.

Accordingly, Difference Capital beneficially owns 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully‐diluted basis.

This transaction is exempt from the formal take-over provisions of the Securities Act (Ontario) pursuant to section 100.1(1) of the Act.  The securities were acquired for investment purposes and Difference Capital may increase or decrease its beneficial ownership or control depending on market or other conditions.

A copy of the Early Warning Report may be found on www.SEDAR.com.

Contact:
Henry Kneis, CFO
(416) 649-5085

NOT FOR DISTRIBUTION TO UNITED STATES OF AMERICA WIRE
SERVICES OR DISSEMINATION IN THE UNITED STATES OF AMERICA

Livereel Enters Loan Agreement
And Announces Changes To The Board And Management

TORONTO, ONTARIO, March 22, 2013 – LiveReel Media Corporation (OTC: LVRLF.PK) announced that it has entered into a Loan Agreement in the principal amount of $150,000 (the “Loan”) with Difference Capital Funding Inc., an arms-length party.  The Loan is unsecured, has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.

The Corporation intends to use the proceeds of the Loan to pay out all of its existing indebtedness and the balance for working capital purposes.

The Loan was unanimously approved by the board of directors of the Corporation, who agreed that in light of the current financial position of the Corporation, the Loan was transacted on favourable commercial terms.

Following entering into of the Loan, the Corporation announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet.  The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Jason Meretsky.  Mr. Meretsky resigned as Chief Executive Officer and was replaced by Michael Wekerle.  Steve Wilson, the Corporation’s Chief Financial Officer resigned and was replaced by Henry Kneis.

Mr. Wekerle has over 25 years of experience in the investment industry and is currently the Executive  Chairman of Difference Capital Funding Inc., a publicly listed merchant bank focused on creating shareholder value through strategic investments in, and advisory services for, growth companies, particularly in the technology and media sectors, as well as opportunistic investments in undervalued financial assets and real property. The Globe and Mail described Mr. Wekerle as one of Bay Street’s legendary investment traders.  He was a partner and co-founder of Griffiths McBurney & Partners’ (GMP) sales and trading operations.  He served as Vice Chairman of Institutional Trading at GMP Securities until August 2011, where he was widely considered a leading investment advisor in Canada.  During his time, he helped establish the firm’s hedge fund, institutional trading desk and a reputation for assisting clients in profiting from large-scale transactions.

Mr. Kneis has 25 years of experience specializing in alternative assets including hedge fund investment management, structured product development, equity derivatives and proprietary arbitrage trading. Mr. Kneis is currently Chief Operating Officer and Chief Financial Officer of Difference Capital Funding Inc.  Previously, he was the Founder, CEO and Chief Investment Officer of Abria Financial Group, where he managed three portfolios of hedge funds. Abria was the inaugural winner in 2004 of the Canadian Investment Awards “Best Fund of Hedge Funds”. Prior to founding Abria, Mr. Kneis was the CEO of Maple Securities Ltd., a privately held, $100 million investment dealer and Toronto Stock Exchange member. He managed proprietary trading portfolios for Maple and its affiliates with aggregate balance sheet assets of $3 billion.

About LiveReel

Established in 1997, LiveReel Media Corporation is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

Contact:
Henry Kneis, CFO
(416) 649-5085